SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL SHIPHOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	36-2989662 (I.R.S. Employer Identification No.)

11 North Water Street, Suite 18290 Mobile, Alabama (Address of Principal Executive Offices)	36602 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $1.00 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  [  ]

Securities Act registration statement file number to which this form relates:	N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:	None

International Shipholding Corporation (the “Company”) hereby amends its Registration Statement on Form 8-A in its entirety to read in the manner set forth immediately below.

ITEM 1: DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

The Company’s authorized capital stock consists of 20 million shares of common stock, $1.00 par value per share (“Common Stock”), of which 7,208,159 shares were outstanding as of September 30, 2010, and one million shares of preferred stock, $1.00 par value per share (“Preferred Stock”), none of which are currently outstanding.   The following description of Common Stock and Preferred Stock is not meant to be complete and is qualified in its entirety by reference to the relevant provisions of the General Corporation Law of the State of Delaware, the Company’s amended and restated certificate of incorporation (the “Charter”) and the Company’s amended and restated bylaws (the “Bylaws”), which are incorporated herein by reference as exhibits to this Registration Statement.

Common Stock

All of the rights of the holders of Common Stock described below are subject to the terms of the Charter described below under “Stock Ownership Requirements.”

Dividend Rights.  Subject to the preferences of any Preferred Stock and any other stock ranking prior to the Common Stock as to dividends, holders of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor.

Voting Rights.  Each holder of record of Common Stock is entitled to one vote for each share on all matters on which stockholders are entitled to vote.  Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights.  Upon the dissolution, liquidation or winding up of the Company, after payments of debts and expenses and payment of the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them, unless and to the extent that holders of Preferred Stock are entitled to participate with the holders of Common Stock in receiving distributions of such remaining assets.

Pre-emptive and Other Rights.  Holders of Common Stock have no pre-emptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company.

NYSE. The Common Stock is listed on the New York Stock Exchange under the trading symbol “ISH.”

Transfer Agent.  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

Authority of the Board to Issue.  The Board of Directors of the Company is authorized, without action of the Company’s stockholders, to issue Preferred Stock from time to time in one or more series and to establish the voting powers, designations, preferences and relative, optional or other special rights and qualifications, limitations or restrictions, of such series, to the full extent permitted by law.  The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to each series of Preferred Stock that may be issued: (i) the number of shares constituting such series, which may be increased or decreased in accordance with the Charter; (ii) the dividend rights and the dividend preferences, if any, over any other class or series; (iii) the liquidation rights and the liquidation preferences, if any, over any other class or series; (iv) the time during which, the price at which, and the terms and conditions on which shares may be redeemed; (v) the terms of any purchase, retirement or sinking funds; (vi) the terms and conditions of any conversion or exchange of such shares for shares of any other series, class or any other securities; and (vii) any voting powers.

All of the rights of the holders of Preferred Stock described herein are subject to the terms of the Charter described below under “Stock Ownership Requirements.”

Dividend Rights.  No holders of any series of Preferred Stock will be entitled to receive any dividends thereon other than those specifically provided for by the Charter or by resolution of the Board of Directors providing for the issue of such series of Preferred Stock.  No accumulated dividends on Preferred Stock will bear interest.

Liquidation Rights.  In the event of any liquidation of the Company, the holders of Preferred Stock of each series will be entitled to receive only such amount as will have been fixed by the Charter or by resolution of the Board of Directors providing for the issue of such series.  The Company’s consolidation or merger with or into another corporation or a sale, lease or exchange of all or substantially all of the Company’s assets will not be deemed to be a liquidation, dissolution or winding up, within the meaning of such terms in the Charter.

Stock Ownership Requirements.

The Company must comply with certain stock ownership requirements in order to assure that it will be permitted to engage in United States coastwise trade, as well as participate in certain financing and other maritime programs administered by the United States Maritime Administration (“MARAD”).   To assure such compliance, the Charter includes certain provisions designed to enable the Company to regulate the ownership of the Company’s capital stock by persons who are not citizens of the United States.

The Charter provides any transfer or purported transfer of shares of the Capital Stock (as defined below) that would result in the ownership by Non-Citizens (as defined below) of the Capital Stock having more than 23% of the Total Voting Power (as defined below) would be void and would not be effective against the Company except for the purpose of enabling the Company to effect certain remedies that are described below.  The Charter defines “Capital Stock” as any class or series of the Company’s capital stock (other than such class or classes of the Company’s stock, if any, that MARAD permits to be excluded from the determination of whether the Company is in compliance with the citizenship requirements of the Merchant Marine Act, 1920, as amended, the Merchant Marine Act, 1936, as amended, the Shipping Act, 1916, as amended, and the regulations promulgated thereunder, as such laws and regulations are amended from time to time (collectively, the “Maritime Laws”)), and defines “Total Voting Power” as the total number of votes that may be cast by shares of the Company’s capital stock with respect to the election of directors.

The Charter further defines a “Non-Citizen” as any “Person” (defined as including an individual, corporation,  partnership, limited liability company, trust, joint venture or other association) other than a Citizen, and a “Citizen” is defined as:

(i)	any individual who is a citizen of the United States,

(ii)
any corporation, partnership, association or limited liability company (a) that is organized under the laws of the United States or of a state, territory, district or possession thereof, (b) of which not less than 75% of its stock or equity interest is beneficially owned by Persons who are Citizens, (c) whose president or chief executive officer, chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons are Citizens (or, in the case of a partnership, all of its general partners are Citizens), and (d) of which more than 50% of  the number of its directors (or equivalent   persons) necessary to constitute a quorum are Citizens,

(iii)
any partnership (a) that is organized under the laws of the United States or of a state, territory, district or possession thereof, (b) all general partners of which are Citizens and (c) not less than a 75% interest in which is “Beneficially Owned” (as defined by Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934) by Persons who are Citizens,

(iv)
any association or limited liability company (a) that is organized under the laws of the United States or of a state, territory, district or possession thereof, (b) whose president or chief executive officer (or the Person serving in an equivalent position), chairman of the board of directors (or equivalent position) and all Persons authorized to act in the absence or disability of such Persons are Citizens, (c) not less than a 75% interest in which or 75% of the voting power of which is Beneficially Owned by Citizens and (d) of which more than 50% of the number of its directors (or the Persons serving in equivalent positions) necessary to constitute a quorum are Citizens,

(v)
any joint venture (if not an association, corporation or partnership) (a) that is organized under the laws of the United States or of a state, territory, district or possession thereof and (b) all co-venturers of which are Citizens, and

(vi)
any trust (a) that is domiciled in and existing under the laws of the United States or of a state, territory, district or possession thereof, (b) the trustee of which is a Citizen, and (c) of which not less than a 75% interest is held for the benefit of Citizens.

Voting rights will be denied to any shares owned by Non-Citizens in excess of 23%, which the Company refers to as the “Excess Shares”, and the Company will withhold dividends with respect to such Excess Shares, pending transfer of the Excess Shares to a Citizen or a reduction in the aggregate number of shares owned by Non-Citizens to or below 23%.  The Company’s Board of Directors will have the power to make a conclusive determination as to those shares of the Capital Stock that constitute the Excess Shares.  This determination will be made by reference to the most recent acquisitions of shares of the Capital Stock by Non-Citizens.

In addition, the Charter authorizes, but does not require, the Company to redeem shares of the Capital Stock owned by Non-Citizens in excess of 23% in order to reduce ownership by Non-Citizens to 23%.  The redemption price would be equal to the average of the closing price of such shares on the New York Stock Exchange (or, if the Capital Stock is not traded on the New York Stock Exchange, various other alternative market prices) during the 10 trading days prior to the notice of redemption and any dividend or other distribution declared with respect to such shares prior to the date such shares are called for redemption but which the Company have withheld.  The Company would have the option to pay the redemption price for any shares owned by Non-Citizens in excess of 23% in cash or by delivery of a promissory note having a maturity of not more than ten years from the date of issuance and bearing interest at a rate equal to the then current coupon rate of a 10-year Treasury note.

The Charter also authorizes the Board of Directors to implement measures necessary or desirable to assure that it can monitor effectively the citizenship of the holders of the Capital Stock.  To that end, the Board of Directors has the authority to require proof of citizenship, of existing or prospective stockholders, as well as to implement and maintain a dual stock certificate system under which different forms of stock certificates representing outstanding shares of the Capital Stock would be issued to Citizens or Non-Citizens. If a dual stock certificate system were to be implemented, any stock certificate surrendered for transfer thereafter would have to be accompanied by a citizenship certificate signed by the transferee and any additional proof of citizenship requested by the Company or the Company’s transfer agent, with the transfer agent then registering the transfer and issuance of a new stock certificate designated as Citizen or Non-Citizen depending upon the citizenship of the new owner.  In addition, to the extent necessary to enable the Company to determine the number of shares owned by Non-Citizens for purposes of submitting the proof of United States citizenship required under the Maritime Laws, the Company could require record holders and “Beneficial Owners” (as defined in the Bylaws) from time to time to confirm their citizenship status and could, in the discretion of the Board of Directors, temporarily withhold dividends payable, and deny voting rights, with respect to the shares of Capital Stock held by any such record holder and Beneficial Owner until confirmation of its citizenship status is received.

Charter and Bylaw Provisions with Possible Anti-Takeover Effects.

Certain provisions of the Charter and Bylaws that are described below may have the effect, either alone or in combination with each other, of:

•	making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors,

•	limiting or precluding meaningful stockholder participation in certain matters, or

•	discouraging proxy contests, the acquisition of a large block of the Company’s stock, and other attempts to influence or replace the Company’s current management.

Authorized but Unissued Stock.  The existence of authorized but unissued Common Stock and the undesignated Preferred Stock may enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.  If, in the exercise of its fiduciary responsibilities, the Board of Directors were to determine that a takeover proposal was not in the Company’s best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

The Charter grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with  the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights that could have the effect of impeding a takeover.  The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of holders of the Common Stock.

Amendment of the Bylaws.  Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon  the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend, alter or repeal its Bylaws.  The Charter and Bylaws grant the Board of Directors the power to adopt, amend and repeal the Bylaws at any regular or special meeting of the Board of Directors.  Although the Bylaws may be generally amended by the stockholders by the affirmative vote of the holders of a majority of the outstanding Total Voting Power, the following sections of the Bylaws may only be amended by the stockholders by the affirmative vote of the holders of both two-thirds of the outstanding Total Voting Power entitled to be cast by the holders of capital stock entitled to vote generally in the election of directors and two-thirds of the outstanding Total Voting Power entitled to be cast by the Independent Stockholders (as defined below):

•	§ 7 of Article I, relating to the provision of advance notification in connection with stockholder meetings, as described further below under the heading “– Advance Notice”

•	§ 9 of Article I, relating to stockholders acting by written consent, as described further below under the heading “– Stockholder Action by Written Consent Solicitation”

•
§ 8 of Article II, relating to the removal of directors, as described further below under the heading “– Removal of Directors from Office and Election of Directors to Fill Vacancies on the Board of Directors.”

•	Article VI, relating to the procedures for amending the Bylaws, as described further in the foregoing paragraph.

The Charter defines “Independent Stockholder” as a holder of capital stock entitled to vote generally in the election of directors who is not a Related Person.  A “Related Person” is defined as any person who (a) is the direct or indirect Beneficial Owner of shares of capital stock representing more than 10% of the outstanding Total Voting Power entitled to vote for the election of directors, and any “Affiliate” or “Associate” (as defined in the Bylaws) of any such person, or (b) is an Affiliate or Associate of the Company and at any time within the two-year period immediately prior to the date in question was the “Beneficial Owner” (as defined in the Bylaws), directly of indirectly, of shares of capital stock representing 10% or more of the outstanding Total Voting Power entitled to vote for the election of directors; provided, however, that “Related Person” shall not include (i) any one or more “Exempt Persons” (as defined in the Bylaws generally to cover descendants of the Company’s founder), either individually or as a group, (ii) the Company or any of its Subsidiaries or (iii) any profit sharing, employee stock ownership or other employee benefit plan of the Company or any subsidiary or any trust, trustee of or fiduciary with respect to any such plan acting in such capacity.

Special Meetings of the Stockholders.  The Bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the president, secretary or a majority of the Board of Directors.  Stockholders do not have the power to call a special meeting.

Advance Notice.  The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Company’s board of directors, of candidates for election as directors and with regard to other matters to be brought before a meeting of the Company’s stockholders.  The Bylaws provide that any stockholder of record entitled to vote thereon may nominate one or more persons for election as directors and properly bring other matters before a meeting of the stockholders only if written notice has been received by the Company’s secretary, in the event of an annual meeting of stockholders, not more than 180 days and not less than 90 days in advance of the first anniversary of the preceding year’s annual meeting of stockholders or, in the event of a special meeting of stockholders or annual meeting scheduled to be held either 30 days earlier or later than such anniversary date, within 15 days of the earlier of the date on which notice of such meeting is first mailed to stockholders or public disclosure of the meeting date is made.  In addition, the notice must contain certain specified information concerning, among other things, the stockholder submitting the proposal, the person to be nominated, and the matter to be brought before the meeting.

Stockholder Action by Written Consent Solicitation. Under the Charter, stockholders may act by written consent. Under the Bylaws, any stockholder seeking to have the stockholders act by written consent must request that the Board of Directors fix a record date.  Any such request must contain certain specified information concerning, among other things, the stockholder submitting the proposal and the action or actions proposed to be taken by written consent.  The Company must receive a sufficient number of stockholder consents to take the requested action by written consent within 60 days of receiving the earliest dated written consent.

Removal of Directors from Office and Election of Directors to Fill Vacancies on the Board of Directors.  Stockholders may only remove a director or the entire Board of Directors for Cause (as defined below) at a meeting of stockholders called for such purpose by the affirmative vote of the holders of both a majority of the outstanding Total Voting Power entitled to be cast by the holders of capital stock entitled to vote generally in the election of directors and a majority of the outstanding Total Voting Power entitled to be cast by the Independent Stockholders.

“Cause”, with respect to any director, is defined as (i) conviction of the director of a felony, (ii) the final judgment of a court of competent jurisdiction holding that the director caused demonstrable, material harm to the Company through bad faith or active and deliberate dishonesty or breached his or her fiduciary duty owed to the Company or (iii) the director’s incapacity, as certified in writing by a doctor selected by the Company and acceptable to the director or the director’s personal representative.

Anti-Takeover Effects of Certain Provisions of Delaware Law

The Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law.  In general, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

ITEM 2: EXHIBITS

Exhibit No.	Document
4.1
Restated Certificate of Incorporation, as amended through May 19, 2010 (filed with the SEC as Exhibit 3.1 to the Form 10-Q for the quarterly period ended June 30, 2010 and incorporated herein by reference).

4.2	Bylaws, as amended and restated through October 28, 2009 (filed with the SEC as Exhibit 3.2 to the Current Report on Form 8-K dated November 2, 2009 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

International Shipholding Corporation
By:	/s/ Manuel G. Estrada
	Name:	Manuel G. Estrada
	Title:	Vice President and Chief Financial Officer
Date: October 12, 2010